
VEGAN MOB
VEGAN BBQ & SOULFOOD
49ERS

PITCH VIDEO INVESTOR PANEL

INVEST IN **VEGAN MOB**

Serving up the best vegan BBQ & soul food in the Bay Area

LEAD INVESTOR

Angelique B

I am interesting in investing in Vegan Mob because I believe in the vision and mission of Vegan Mob. The Mob represents the soul food cuisine that I grew up loving but it is vegan! I think there's such a cool concept but also much more. It represents change for my culture that otherwise wouldn't be accessible or relatible. I see Vegan Mob as a gateway to veganism; resulting in healthier and more sustainable cuisine for my culture all around the world!

Invested $5,000 this round

veganmob.biz Oakland CA

Food & Beverage | B2C | Minority Founder | Restaurant | Cafe & Food Truck

Highlights

1. Over $7.2M in Revenue to Date

2. $4.42 billion TAM for plant-based meats and frozen vegan meals

3. World class advisory team including Miyoko Schinner - founder of Miyoko's Creamery

4. Over 2,000 total rave reviews, with 165k total social media followers

5. Listed in 10 best vegan BBQ spots in the US in USA Today

6. Vegan Mob Cookbook, published by Penguin Random House will be released in Q1 '24

7. New storefront in San Francisco opening this winter

Our Team



Toriano Gordon Founder & CEO

Dedicated a decade of his life to helping at-risk and formerly incarcerated youth in the SF Bay Area. Decided to pursue a lifelong passion of cooking after experiencing a huge shift in health and well-being after adopting a plant-based diet.

We created Vegan Mob to provide healthy food with plant-based ingredients and to help surrounding communities by empowering them with food they enjoy, while also supporting a healthy life-style. There are communities across the country that will benefit from access to healthier food that still celebrates the flavors they love.



GW Chew Chief Development Officer

Founder of Something Better Foods providing plant-based proteins sold under the brand name “Better Chew.” Chef Chew's mission is to democratize the access to plant-based food for all people while changing lives for the better, one chew at a time.

Vegan Mob puts the soul in soul food.


VEGAN BBQ & SOULFOOD
SAN FRANCISCO, CALIFORNIA
WELCOME TO
THE VEGAN MOB

Our mission here at Vegan Mob is to provide nutritious and healthy food with plant-based ingredients and to introduce traditional soul food and bbq dishes in a plant -based option. Our passion is to help surrounding communities by empowering them with food they love and enjoy, while also supporting a healthy life-style. Vegan Mob is a representation of diversity.

EXPERTS IN VEGAN CUISINE

Now - we're taking it to you

We're not just your average vegan food enthusiasts - we're THE MOB, and our track record proves it. With **over $7.2 million in revenue to date**, we've shown that our mouthwatering creations resonate with taste buds far and wide. And speaking of buzz, we've garnered **over 2,000 rave reviews** and have amassed a **whopping 165k social media followers** who can't get enough of our authentic vegan BBQ.

We're proud to have been listed among the top 10 best vegan BBQ spots in the entire United States by USA Today.

UP NEXT: PLANT BASED MEATS

$4 Billion Market, Baby.

Brace yourselves for our latest culinary innovation: Vegan Mob Plant-Based Meats. With the plant-based meat market projected to soar by 25% in the next decade, we couldn't resist diving into this sizzling opportunity.

Building upon the success of our renowned Vegan Mob BBQ, we're crafting a line of high-quality, mouthwatering, and nutrient-packed plant-based meats that will redefine the perception of vegan cuisine.

But here's the twist—our offerings are more than just delectable; they embody the vibrant essence of a diverse, hip-hop, and urban-forward brand, carving out a special niche in this booming market. We're elevating the plant-based game like never before!

PLANT BASED MEATS


Unique Products, Massive Growth.
★ The plant based meat market is currently valued at $4.40 Billion, and expected to grow 25% from '23 to '30
★ The Vegan Mob brand is a community unifier with nationwide appeal - it's the only hip-hop forward brand in the vegan food space
VEGAN MOB
LOUISIANA HOT LINK
SAUSAGE
100% PLANT BASED
U.S. Plant-based Meat Market
U.S. plant-based meat market size, by source, 2020 - 2030 (USD Billion)
$1.2B
$1.4B
2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030
Soy Pea Wheat Others
GRAND VIEW RESEARCH
23.9%
U.S. Market CAGR, 2023 - 2030
Source: www.grandviewresearch.com


VEGAN MOB
Fried Chicken
NEW BOLD FLAVOR
100% PLANT BASED
KEEP FROZEN


100% VEGAN
VEGAN MOB
RIBS
HEAT UP AND SERVE
KEEP REFRIGERATED

7

Now - let's introduce our second new venture, Mob Meals. We're seizing the opportunity to meet the skyrocketing demand for ready-to-eat vegan meals without compromising on the exceptional quality our customers love. With the same dedication we put into our restaurant, we've crafted Mob Meal to be delicious, plant-based dishes modeled after our Vegan Mob best sellers.

And guess what? We're thrilled to announce that **we've partnered with Whole Foods, bringing Mob Meals to over a dozen of their stores.** We're bringing the

Mob to the rest of Northern California!


INTRODUCING: MOB MEALS
Mob Meals are an extension of some of Vegan Mob's most popular meals to be enjoyed at an on-demand convenience.
VEGAN MOB
VEGAN BBQ & SOULFOOD
21g PROTEIN
SMACKARONI & CHEESE
100% VEGAN
"WORLD'S FAMOUS"
GUMBO
THE BBQ MOB MEAL
- VEGAN BBQ BRISKET
- SMACKARONI & CHEESE
- COUNTRY GREENS
- BAKED BEANS


MOB MEALS
Why it Works
★ Signed LOI with Whole Foods for up to 20 Northern California Locations
★ New San Francisco storefront opening in the legendary Fillmore district
★ Classic Vegan Mob meals ready-to-eat
WHOLE FOODS MARKET


ABOUT THE FOUNDER
TORIANO GORDON
is a dedicated father and husband from


VEGAN BBQ & SOULFOOD
VEGAN BBQ & SOULFOOD
VEGAN MOB

dedicating a decade of his life to helping at-risk and formerly incarcerated youth in the San Francisco Bay Area, Toriano focuses on community involvement and impact, pillars of what brought Vegan Mob to life. Toriano experienced a huge shift in his health and well-being after adopting a plant-based diet and now feels compelled to share this with others.

HELLA *Media*

Vegan Mob | Oakland, California



Some of the delicious meals at the Vegan Mob — Photo courtesy of Toni Zernik and Maya Cameron-Gordon

Located in Oakland, California, Vegan Mob serves vegan BBQ and soul food. One of their much-loved dishes is the "barbequito" which is a tortilla that's stuffed with vegan brisket, Mob sauce, macaroni, barbecue baked beans, slaw and guacamole. The barbecue seasoned fries are also a big hit.

Executive chef, CEO and founder Toriano Gordon loves bringing all his dishes to life in a plant-based form, and that passion shows in all of the tasty menu items.

10 USA TODAY 10Best

The Best Vegan BBQ in the Bay

Malou is joining the mob – the Vegan Mob that is! From burgers to gumbo to po'boys, customers say Vegan Mob is the best plant-based soul food around. Owner Toriano Gordon is a character who loves making people happy with his healthy cuisine, not to mention his rapping skills! Bon Appétit!

bon appétit

In Oakland, there are consistently lines of customers wrapping around the block, eager to try the local favorites at Vegan Mob. Toriano Gordon, the vegan BBQ and soul food restaurant's owner, believes that restaurants like his are a gateway to vegan cuisine for customers who want to enjoy a fast meal without taking on the health risks often associated with traditional fast food. There's fried lumpia stuffed with Impossible meat, onions, and spices; a plant-based nacho cheesesteak; and candied yams brushed with a hint of cinnamon. Providing what he sees as an alternative to non-vegan fast-food options, Gordon says, "I like to say that we combat what McDonald's has."

CELEBRITIES' FAVORITE VEGAN RESTAURANT



Zendaya



Kehlani



Shaun Livingston







Danny Glover Lars from Metallica Tom Holland

GROWTH STRATEGY


VEGAN MOB

CPG Model - Frozen Dinners





3 Locations - OAK, LA, LV


VEGAN MOB
LOUISIANA HOT LINK
SAUSAGE

Launching Plant Based Meats

KEY DIFFERENCES

What Makes Us Stand Out

SOCIAL MEDIA

138k FOLLOWERS

2k–5k Instagram followers/week

UNIQUE FOOD



"Can't believe it's vegan!"

BRAND & EXPERIENCE

COMMUNITY UNIFIER & NATIONWIDE APPEAL

Hip-Hop fusion culture

TEAM



TORIANO GORDON — CEO
- Celebrity chef & restaurateur
- Food innovator
- Building culture & brand



EVAN KIDERA— Mentor
- CEO/Founder of Senor Sisig
- Top food truck in the Bay Area
- Restaurateur



ALLISSA SORIANO — Operations
- Head of HR
- Fundraising team



MIYOKO SCHINNER — Head of Advisory Board
- Founder of Miyoko's Creamery, valued at $260M



KEBA KONTE — Mentor
- Owner/Founder of Red Bay Coffee

DoGoodCFO
- Financial Team

THE FUTURE OF VEGAN FOOD
Is With Us


Da Divisadero
Da Renz
SMOKED LINKS
BRISKET
OAKLAND, CALIFORNIA
THE WORLDS
Mob Inc


94124


JOIN THE MOB
TODAY
PULL UP ON US BABY


VEGAN MOB
& SOULFOOD
VEGAN MOB


VEGAN